UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **November 26, 2002**

Cole National Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	**1-12814**	**34-1453189**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5915 Landerbrook Drive, Mayfield Heights, Ohio	**44124**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(440) 449-4100**

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

TABLE OF CONTENTS

Item 5. Other Events.
SIGNATURE
EXHIBIT INDEX
Exhibit 99.1

Item 5. Other Events.

On November 26, 2002, Cole National Corporation (the "Company") issued a press release, announcing that it will restate its historical financial statements as a result of a change in the Company's accounting treatment for the timing of the recognition of revenues earned on the sale of optical warranties. Since customers pay for the warranties at the time of sale, the changes resulting from the restatement are expected to have no impact on the Company's cash flow in any period.

Until these matters are resolved, the Company cautions that its historical financial statements should not be relied upon. The Company will delay the filing of its Form 10-Q for the third quarter of 2002 and currently anticipates that any required restatements will be available no later than the time the Company files its Form 10-K for its fiscal year ending February 1, 2003.

The Company also announced partial third quarter information for the period ending November 2, 2002. The complete press release is attached as Exhibit 99.1 hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COLE NATIONAL CORPORATION

By: /s/ Tracy L. Burmeister
_____

Name: Tracy L. Burmeister
Title: Vice President, Accounting & Reporting

Date: November 26, 2002

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release, dated November 26, 2002

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